Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

Stage Stores Reports 22% Increase in Fourth Quarter EPS; Company Issues FY 2012 Sales and Earnings Guidance and Provides Update on $200 million Stock Repurchase Program

HOUSTON, TX, March 6, 2012 -- Stage Stores, Inc. (NYSE: SSI) today reported net income for the fourth quarter ended January 28, 2012 of $32.7 million versus $32.0 million for the prior year fourth quarter ended January 29, 2011. Diluted earnings per share for the quarter increased 22% to $1.05 this year from $0.86 last year.

Commenting on the Company's fourth quarter results, Andy Hall, President and Chief Executive Officer, stated, "We are pleased that we met our sales expectations for the fourth quarter; however, despite a 22% increase in earnings per share, we fell short of our bottom-line goal. Our results are a reflection of the highly promotional business environment that was prevalent throughout the quarter. We increased our promotional activities in an effort to respond to our customers needs and to maintain our inventories at an appropriate level. Our heightened promotional activities, coupled with our inability to pass through most of the fall cost increases, negatively impacted our merchandise margins and led to an 80 basis point decline in the gross profit rate. Importantly, we were able to control our SG&A expenses, and achieved a 40 basis point drop in the SG&A rate while operating 27 more stores versus last year."

For the 2011 fiscal year, the Company reported net income of $31.0 million, or $0.92 per diluted share, versus $37.6 million, or $0.99 per diluted share, for the 2010 fiscal year.

Commenting on the Company's full year results, Mr Hall stated, "2011 was more promotional than anticipated and, similar to the fourth quarter, this environment negatively impacted our merchandise margins and led to the lower results for the year. We are pleased with the result of our expense focus, as the SG&A rate was 50 basis points lower than last year. We are also pleased with our year end inventory level and content. We ended 2011 with a 1.7% increase in comparable store inventory."

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Mr. Hall continued, "During the year, we had many accomplishments that will contribute to our near-term and long-term growth. We thank our 14,000 associates for their tireless efforts.

- We launched Steele's, our new off-price concept, with the opening of our first three Steele's stores on November 1st. Steele's fills an off-price shopping void in small markets and leverages our small market expertise with a complementary format to our department store model.
- We grew eCommerce sales, items offered and the number of visitors to our eCommerce website throughout the year. For the year, eCommerce sales exceeded our expectations and reached $8.6 million.
- We opened 28 new Goody's stores and rebranded 148 non-Goody's stores with the Goody's name. We were pleased with the performance of both our new and rebranded Goody's stores.
- We completed the roll-out of our markdown optimization tool ("MDO") in early spring. We expect a benefit to gross margin from MDO in 2012."

Mr Hall concluded, "We increased our quarterly dividend rate by 20% this year and spent $110 million buying back 6.8 million shares of our stock Our balance sheet is strong and we remain confident in our ability to continue funding our growth initiatives and returning capital to our shareholders."

Fiscal 2012 Full Year Projections

The Company is projecting comparable store sales for the year to be in a range of flat to up 2%. The Company noted that FY 2012 has 53 weeks compared to 52 weeks in FY 2011. The Company estimates that the 53rd week will add $17 million to net sales. As a reminder, comparable store sales will be reported on a 52 week basis and will not include the 53rd week.

	FY 2012 OUTLOOK		FY 2011 ACTUAL
Sales ($mm)	$1,584 - $1,613		$1,512
Diluted EPS	$1.02 - $1.14		$0.92
Diluted Shares (m)	31,225		33,278

The Company stated that the EPS and share count projections for the fiscal year do not include any impact from 2012 stock repurchase activities. The Company also stated that, going forward, it intends to provide annual sales and EPS guidance only. Annual EPS guidance will be updated as needed.

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Commenting on the Company's full year projections, Mr. Hall stated, "While we believe there will be a modest improvement in the economy, we also believe that the current promotional business environment will likely continue in 2012. Product cost pressures are expected to negatively impact our merchandise margins in the spring, but should abate in the fall, providing us with a tailwind for the second half of the year. We are planning to open 30 to 35 department stores and 25 to 30 Steele's off-price stores during the year, and we expect net capital expenditures of approximately $45 million."

$200 Million Stock Repurchase Program - Update

The Company also announced today that it intends to spend the $100 million remaining balance of its $200 million Stock Repurchase Program by the end of 2013. In 2012, the Company plans to repurchase up to $50 million of its common stock.

Since the specific timing and amount of repurchases will vary based on market conditions and other factors, there can be no assurance as to the amount, timing or prices of these stock repurchases. Additionally, the Stock Repurchase Program may be modified, extended or terminated by the Company's Board of Directors at any time.

Conference Call Information

The Company will host a conference call today at 8:30 a.m. Eastern Time to discuss its fourth quarter and full year results. Interested parties can participate in the Company's conference call by dialing 703-639-1218. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestoresinc.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, March 30, 2012.

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company currently operates 819 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's belief that its markdown optimization tool will benefit its gross margin in fiscal 2012, the number of stores that the Company plans to open in fiscal 2012 and the estimated amount of net capital expenditures for the fiscal year. Forward-looking statements also include comments regarding the Company's sales, comparable store sales, EPS and share count projections for the 2012 fiscal year. Forward looking statements also include comments regarding the estimated impact that the 53rd week of the 2012 fiscal year will have on net sales. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2011, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)


Stage Stores, Inc.
Consolidated Statements of Income
(in thousands, except per share data)
(Unaudited)


	Thirteen Weeks Ended			
	January 28, 2012		January 29, 2011	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 479,096	100.0%	$ 453,679	100.0%
Cost of sales and related buying, occupancy				
and distribution expenses	328,736	68.6%	307,490	67.8%
Gross profit	150,360	31.4%	146,189	32.2%
Selling, general and administrative expenses	97,163	20.3%	93,834	20.7%
Store opening costs	452	0.1%	168	0.0%
Interest expense, net of income of $0 and $17, respectively	1,015	0.2%	896	0.2%
Income before income tax	51,730	10.8%	51,291	11.3%
Income tax expense	19,016	4.0%	19,311	4.3%
Net income	$ 32,714	6.8%	$ 31,980	7.0%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 1.06		$ 0.87	
Basic weighted average shares outstanding	30,432		36,629	
Diluted earnings per share	$ 1.05		$ 0.86	
Diluted weighted average shares outstanding	30,603		37,083	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Consolidated Statements of Income
(in thousands, except per share data)
(Unaudited)

	Fifty-Two Weeks Ended			
	January 28, 2012		January 29, 2011	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 1,511,919	100.0%	$ 1,470,590	100.0%
Cost of sales and related buying, occupancy and distribution expenses	1,101,319	72.8%	1,053,766	71.7%
Gross profit	410,600	27.2%	416,824	28.3%
Selling, general and administrative expenses	353,834	23.4%	350,865	23.9%
Store opening costs	5,670	0.4%	3,192	0.2%
Interest expense, net of income of $24 and $88, respectively	3,821	0.3%	3,875	0.3%
Income before income tax	47,275	3.1%	58,892	4.0%
Income tax expense	16,315	1.1%	21,252	1.4%
Net income	$ 30,960	2.0%	$ 37,640	2.6%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.93		$ 1.00	
Basic weighted average shares outstanding	33,021		37,656	
Diluted earnings per share	$ 0.92		$ 0.99	
Diluted weighted average shares outstanding	33,278		38,010	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Consolidated Balance Sheets
(in thousands, except par value)
(Unaudited)

	January 28, 2012	January 29, 2011
ASSETS		
Cash and cash equivalents	$ 18,621	$ 89,349
Merchandise inventories, net	348,913	325,501
Prepaid expenses and other current assets	33,434	30,423
Total current assets	400,968	445,273
Property, equipment and leasehold improvements, net	300,717	317,954
Intangible asset	14,910	14,910
Other non-current assets, net	19,713	17,947
Total assets	$ 736,308	$ 796,084
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 106,991	$ 95,365
Income taxes payable	6,187	12,657
Current portion of debt obligations	13,782	13,490
Accrued expenses and other current liabilities	60,308	61,661
Total current liabilities	187,268	183,173
Long-term debt obligations	35,721	25,002
Deferred taxes	17,830	14,399
Other long-term liabilities	82,783	84,001
Total liabilities	323,602	306,575
Commitments and contingencies		
Common stock, par value $0.01, 100,000 shares authorized, 30,444 and 56,946 shares issued, respectively	304	569
Additional paid-in capital	349,366	516,079
Less treasury stock - at cost, 0 and 20,508 shares, respectively	(835)	(320,055)
Accumulated other comprehensive loss	(4,748)	(2,935)
Retained earnings	68,619	295,851
Total stockholders' equity	412,706	489,509
Total liabilities and stockholders' equity	$ 736,308	$ 796,084

Stage Stores, Inc.
Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Fifty-Two Weeks Ended	
	January 28, 2012	January 29, 2011
Cash flows from operating activities:		
Net income	$ 30,960	$ 37,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and impairment of long-lived assets	61,680	62,417
(Gain) loss on retirements of property, equipment and leasehold improvements	(101)	169
Deferred income taxes	6,768	3,548
Tax benefits from stock-based compensation	738	1,081
Stock-based compensation expense	7,690	6,775
Amortization of debt issuance costs	347	298
Excess tax benefits from stock-based compensation	(1,339)	(2,172)
Deferred compensation obligation	134	85
Amortization of employee benefit related costs	592	427
Construction allowances from landlords	4,499	5,476
Changes in operating assets and liabilities:		
Increase in merchandise inventories	(23,412)	(19,141)
Increase in other assets	(4,369)	(8,216)
Decrease in accounts payable and other liabilities	(6,132)	(10,512)
Total adjustments	47,095	40,235
Net cash provided by operating activities	78,055	77,875
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(45,731)	(36,990)
Proceeds from insurance and retirements of property, equipment and leasehold improvements	413	531
Net cash used in investing activities	(45,318)	(36,459)
Cash flows from financing activities:		
Proceeds from revolving credit facility borrowings	238,800	4,300
Payments of revolving credit facility borrowings	(214,300)	(4,300)
Payments of long-term debt obligations	(13,489)	(12,726)
Payments of debt issuance costs	(1,149)	-
Repurchases of common stock	(110,919)	(31,976)
Proceeds from issuance of equity awards	7,286	6,199
Excess tax benefits from stock-based compensation	1,339	2,172
Cash dividends paid	(11,033)	(9,450)
Net cash used in financing activities	(103,465)	(45,781)
Net decrease in cash and cash equivalents	(70,728)	(4,365)
Cash and cash equivalents:		
Beginning of period	89,349	93,714
End of period	$ 18,621	$ 89,349